December 19, 2008
VIA EDGAR
Mr. John Lucas
Ms. Anne Nguyen Parker
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Vulcan Materials Company
Form 10-K for the Fiscal Year ended December 31, 2007
Filed February 29, 2008
File Number 001-33841
Dear Mr. Lucas and Ms. Parker:
     On behalf of Vulcan Materials Company (the “Company”), we are writing to advise you that the Company has received your letter, dated December 17, 2008, directed to the attention of Mr. Donald M. James, Chief Executive Officer of the Company. Pursuant to the letter, the Staff has requested additional information in connection with the above-referenced filing and that such information be provided within 10 business days from the date of the letter. Given the fact that we will need input from several individuals to complete a detailed and thorough response to the letter and our limited access to certain of these individuals as a result of the holidays, the Company has requested through its counsel, W. Kenneth Marlow of Waller Lansden Dortch & Davis, LLP, that the Staff grant an extension to provide a response on or before January 16, 2009, and this letter is to confirm that you have agreed to such extension.
     Please do not hesitate to contact me at (205) 298-3309 to discuss this matter or if you require additional information.

Sincerely yours,
/s/ Robert A. Wason IV
Robert A. Wason IV
Senior Vice President and General Counsel

cc: Amy M. Tucker, Esq.